
SONATAFY TECHNOLOGY
Forbes · Entrepreneur
MAXIMIZE YOUR ENTIRE SOFTWARE DEVELOPMENT LIFE CYCLE INVESTMENT WITH OUR EXPERIENCED NEARSHORE TEAMS

Steve Taplin · 2nd

CEO, Sonatafy Technology | Helping Software Technology Leaders Exceed their Goals w/ our Nearshore Software Development Teams | Forbes & Entrepreneur Magazine Contributor

Scottsdale, Arizona, United States · Contact info

500+ connections

Sonatafy Technology | Nearshore Software Development

DePaul University - Charles H. Kellstadt Graduate School of Business

Experience

Chief Executive Officer & Board Member
Sonatafy Technology | Nearshore Software Development · Full-time
Jul 2020 – Present · 1 yr 7 mos
Scottsdale, Arizona, United States

Sonatafy Technology is a premier software services firm that provides its clients with expertise in Cloud Solutions, Web and Mobile Applications, E-Commerce, Big Data, DevOps Practices, QA, IoT, and Machine Learning. With current and past signature clients such as IBM, FOX, Cisco, TaylorMade, Caterpillar, Alcatel and more, Sonatafy Technology helps IT teams perform at their best.

Entrepreneur Leadership Network Contributor
Entrepreneur Media
Jul 2021 – Present · 7 mos

https://www.entrepreneur.com/author/steve-taplin

Official Member
Forbes Technology Council
2020 – Present · 2 yrs

Forbes Technology Council Is an Invitation-Only Community for World-Class CIOs, CTOs, and Technology Executives. Executive Profile https://profiles.forbes.com/u/b408fa22-1d00-4796-91f7-9898ae7a2968

Official Member
Alliance of Chief Executives
Dec 2020 – Present · 1 yr 2 mos
Phoenix, Arizona, United States

The Alliance of CEO's is the premier organization for Silicon Valley and Technology CEOs. The Alliance brings leaders together in private, confidential environments and enable them to engage in deeply strategic discussions. The result? Fresh ideas and powerful insights which make them stronger leaders with better performing companies.

Vice President - Strategic Pursuits
DXC Technology · Full-time
Jan 2019 – Jul 2020 · 1 yr 7 mos
United States

Joined company as a key Senior Sales Executive (2 levels below CEO) 18 months after company went through a large merger (HPES /EDS and CSC) with name rebranding to DXC. Responsibilities include leading strategic deal teams on the company's most important and complex services deals while managing senior client relationships, strategy and inr ...see more

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Education

DePaul University - Charles H. Kellstadt Graduate School of Business
Master of Business Administration - MBA, Organizational Leadership
2000 – 2002

Received MBA while working full time at IBM as a Top Sales Leader.

During MBA, became a published author on Serial Entrepreneurship / Leadership. The book, "Entrepreneurship: The Way Ahead" offers insights and perspectives on entrepreneurship and effective leadership styles from the foremost academic and professional leaders in the field.

Northern Illinois University
Bachelor of Science (BS), Management Information Systems, School of Business
1993 – 1997

Volunteer experience

Volunteer
Cyber Bully Investigations - CBI
2013 – Present · 9 yrs
Children

Children

Assist local, state and federal officials with technical analysis / investigation of cyber bullying events involving children.

Fundraising and support of School Events
Scottsdale Unified School District
Jan 2009 – Present · 13 yrs 1 mo
Education

Fundraising and support of school events.

Volunteer
Habitat for Humanity
1998 – Present · 24 yrs
Social Services

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